Mail Stop 3010

September 30, 2009

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

> **Re: Forest City Enterprises, Inc.**
> **Form 10-K for the year ended January 31, 2009**
> **Filed on March 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 21, 2009**
> **File No. 001-04372**

Dear Mr. Ratner:

We have reviewed your response letter dated August 6, 2009 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended January 31, 2009

Financial Statements

N. Commitments and Contingencies, page 130

1.   We note your response to prior comment 3 and request that you provide us with a comprehensive summary of the key terms of your agreements, relevant to your tax credit sale transactions, which should include details about the rights and obligations of the parties to the transactions, termination details, and other fundamental terms, as appropriate.

*   *   *   *

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your respons to our comment.

You may contact Howard Efron at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief